LETTERHEAD OF LEGG MASON & CO., LLC

August 31, 2007

VIA EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  Enhanced Equity Premium Fund Inc.
     Securities Act File No. 333-123766
     Withdrawal of Registration Statement on Form N-2
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Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), Enhanced Equity Premium Fund Inc. (the "Fund") hereby respectfully requests that the Fund's Registration Statement on Form N-2 filed on April 1, 2005, Accession No. 0001193125-05-068428, be withdrawn, and that an order of the Commission granting such withdrawal be included in the Fund's file for the Registration Statement. The Registration Statement has not become effective and the Fund has made no further filings since the Registration Statement was filed. No securities were sold in connection with the offering.

The above referenced Registration Statement was filed to offer shares of the Fund but it has been determined that the offering should not go forward. Accordingly, the Fund respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Any questions or comments on this request should be directed to Robert M. Nelson at (203) 890-7041.

Very truly yours,

/s/ R. Jay Gerken
R. Jay Gerken

cc:  Mary Cole, Division of Investment Management
     Dianne O'Donnell, Willkie Farr & Gallagher LLP